Rec'd 8/1/06

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06009346

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5 (A)
~~PART III~~

SEC FILE NUMBER
8- 51781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
SEP 22 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/20

EverTrade Direct Brokerage, Inc.

Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Independent Auditors' Report

EVERTRADE DIRECT BROKERAGE, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheet of EverTrade Direct Brokerage, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of EverTrade Direct Brokerage, Inc. as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 13, 2006

EVERTRADE DIRECT BROKERAGE, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 376,889
DEPOSIT WITH CLEARING ORGANIZATION	224,701
PREMISES AND EQUIPMENT, Net of accumulated depreciation of $19,902	92
RECEIVABLES FROM CLEARING ORGANIZATION	14,840
PREPAID NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. FEE	28,473
INCOME TAXES RECEIVABLE	32,107
DEFERRED TAX ASSET	2,201
OTHER PREPAID EXPENSES	1,596
TOTAL	$ 680,899

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to parent	$ 72,111
Accounts payable and accrued expenses	38,159
Deferred tax liability	36
Total liabilities	110,306
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—30,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,168,353
Accumulated deficit	(598,760)
Total stockholder's equity	570,593
TOTAL	$ 680,899

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME:	
Commission and fee income	$425,519
Interest income	16,196
Total income	441,715
EXPENSES:	
Salaries and employee benefits	89,299
Trade clearing and execution fees	74,805
Data processing	51,647
Regulatory fees and licenses	36,321
Occupancy and equipment	24,473
Communication and supplies	15,458
Professional fees	132,239
Other expense	12,387
Total expenses	436,629
INCOME BEFORE INCOME TAXES	5,086
INCOME TAXES	(449)
NET INCOME	$ 5,535

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE—December 31, 2004	1,000	$ 1,000	$ 1,168,353	$ (604,295)	$ 565,058
Net income	-	-	-	5,535	5,535
BALANCE—December 31, 2005	1,000	$ 1,000	$ 1,168,353	$ (598,760)	$ 570,593

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:	
Net income	$ 5,535
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	1,154
Deferred income taxes	(2,480)
Change in operating assets and liabilities:	
Increase in deposits with clearing organization	(6,046)
Decrease in receivables and other prepaid assets	29,657
Decrease in due to parent	(7,933)
Increase in accounts payable and accrued expenses	10,338
Increase in income taxes receivable	(32,107)
Decrease in income taxes payable	(25,034)
Net cash used in operating activities	(26,916)
CASH AND CASH EQUIVALENTS—Beginning of year	403,805
CASH AND CASH EQUIVALENTS—End of year	$376,889

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri ("C1FN"). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp (EFC).

EverTrade is a member of the National Association of Securities Dealers, Inc. ("NASD"). EverTrade is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and ADP Clearing and Outsourcing Services, Inc. ("ADP") private insurance) through its trading services.

Basis of Presentation—The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the consolidated financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

Commissions and Fee Income—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a settlement-date basis.

Premises and Equipment—Premises and equipment consist of furniture and equipment and is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years.

Cash and Cash Equivalents—For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as cash due from banks and interest-bearing bank deposits, all of which mature within 90 days.

Receivables and Deposits with Clearing Organization—The Company contracts with ADP to provide clearing services for its customers' market transactions. Included in this contract is the requirement to maintain a "good faith" deposit with ADP. The Company also maintains receivables on the balance sheet related to transactions that have been executed by ADP, but for which funds have not yet remitted.

Prepaid NASD Fee—As a member of the NASD, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Income Taxes—The operations of EverTrade are included in the consolidated federal income tax return of EFC, EverTrade's ultimate parent. The Company's tax provision is computed as if it filed separate federal and state tax returns. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EverBank Financial Corp. The amount receivable from EFC for federal taxes at December 31, 2005, was $24,565, while the amount receivable for state taxes was $7,542.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change.

2. PREMISES AND EQUIPMENT

	2005
Computer hardware and software	$ 15,898
Equipment	2,992
Leasehold improvements	1,104
	19,994
Less accumulated depreciation	(19,902)
	$ 92

3. RELATED PARTY TRANSACTIONS

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $9,402 and professional fees totaling $55,340 for the year ended December 31, 2005 were initially paid by C1FN. Amounts payable to C1FN as of December 31, 2005, for expenses incurred on behalf of EverTrade were $72,111, for which no interest is charged. The amounts are generally settled on a monthly basis between C1FN and EverTrade.

4. INCOME TAXES

Income tax benefits for the year ended December 31, 2005, is comprised of the following:

Current:	
Federal	$ 2,031
State	-
	2,031
Deferred:	
Federal	951
State	(3,431)
	(2,480)
Income tax benefit	$ (449)

The deferred tax asset of $2,201 at December 31, 2005, is attributable to state tax credits, while the deferred tax liability of $36 at December 31, 2005, is attributable to the difference between the book and tax basis of fixed assets. There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized.

5. NET CAPITAL REQUIREMENTS

EverTrade is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, EverTrade had net capital of $506,123 which was in excess of the required net capital of $250,000. EverTrade's ratio of aggregate indebtedness to net capital was 0.2179 at December 31, 2005.

EverTrade is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule. EverTrade's clearing firm is ADP Clearing Corporation.

* * * * * *

EVERTRADE DIRECT BROKERAGE, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

Net capital:	
Total stockholder's equity	$ 570,593
Add—allowable credits	-
Total capital and allowable credits	570,593
Deductions—nonallowable assets	64,470
	$ 506,123
Aggregate indebtedness—items included in the statement of financial condition—accounts payable, accrued expenses and other liabilities	$ 110,270
Total aggregate indebtedness	$ 110,270
Computation of basic net capital requirement—minimum net capital required*	$ 250,000
Excess net capital	$ 256,123
Ratio—aggregate indebtedness to net capital*	21.79 %

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15-to-1, and net capital cannot fall below 6-2/3% of aggregate indebtedness or $250,000, whichever is greater.

Note: The computation of net capital included on this schedule does not differ materially from EverTrade's computation of net capital included in Part IIA of Form X-17A-5 at December 31, 2005.